U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

April 14, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:	Rochdale Investment Trust (the “Trust”)
File Nos.: 333-47415 and 811-08685
Post-Effective Amendment No. 24

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), the Trust submitted Post-Effective Amendment No. 24 to the Trust’s Registration Statement on February 26, 2009 for the purpose of updating the Fees and Expenses information to reflect new expense caps for each of the Trust’s portfolios.

Pursuant to Rule 485(a)(1), the Trust anticipates that the filing will be effective 60 days after receipt of the filing.  At or about that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Post-Effective Amendment.  The purpose of that filing will be to update any missing information and/or file updated exhibits to the Registration Statement.

Please note that the Prospectus and SAI relating to the Trust were reviewed by the Staff as Post-Effective Amendment No. 21, filed pursuant to Rule 485(a)(1) on March 1 2007 (accession number 000089418907000661).  No change in the investment objective, policies, techniques or other material aspects of the Trust’s operations is contemplated, except for the changes noted above.  Therefore, pursuant to Release No. IC-13768, the Trust requests that Post-Effective Amendment No. 24 be afforded limited and expedited review.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363.

Sincerely,

/s/Elaine E. Richards

Elaine E. Richards, Esq.
For U.S. Bancorp Fund Services, LLC